Exhibit 99.2

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

X Financial (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by KPMG Huazhen LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. KPMG Huazhen LLP is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including KPMG Huazhen LLP, until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

X Financial is a company controlled by Mr. Yue (Justin) Tang, who beneficially owned (determined in accordance with the SEC rules) 36.8% of the Company’s outstanding ordinary shares and held 91.4% of the Company’s aggregate voting power as of March 31, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023, other than Dragon Destiny Limited and Pine Cove Global Limited. Below is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 17, 2023 regarding the beneficial ownership of Dragon Destiny Limited and Pine Cove Global Limited:

(1) Dragon Destiny Limited is a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2) Pine Cove Global Limited is wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Yue (Justin) Tang, Shaoyong (Simon) Cheng, Kan (Kent) Li, Ding (Gardon) Gao, Frank Fuya Zheng, Shengwen Rong, Zheng Xue, and Longgen Zhang, and none of the Company’s directors or officers or senior management are representatives of any government entity in the People’s Republic of China;

Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	April 27, 2023
By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chairman and Chief Executive Officer